December 3, 2015

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Re:      Form AW - Request for Withdrawal
         First Trust Exchange-Traded AlphaDEX Fund II
         Registration on Form N-1A
         Post-Effective Amendment No. 56
         (Registration Statement File Nos. 333-171759, 811-22519)

Ladies and Gentleman:

      On behalf of the First Trust Hedged Eurozone AlphaDEX(R) ETF and First Trust Hedged Japan AlphaDEX(R) ETF (the "Funds"), each a series of First Trust Exchange-Traded AlphaDEX Fund II (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Registration Statement was originally filed with the Securities and Exchange Commission on July 23, 2015. No securities of the Funds were sold, or will be sold, pursuant to the Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED ALPHADEX FUND II

By:  /s/ Mark R. Bradley
     ----------------------------------------
     Mark R. Bradley,
     President and Chief Executive Officer